

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 4, 2007

David C. Skinner, Sr.
Chief Executive Officer
Amish Naturals, Inc.
8224 County Road 245, Bldg. 6
Holmesville, OH 44633

> **Re:** **Amish Naturals, Inc.**
> **Supplemental Response to Registration Statement on Form SB-2**
> **Filed November 20, 2007**
> **File No. 333-146609**

Dear Mr. Skinner:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please revise your registration statement to include updated financial statements, as required by Item 310(g) of Regulation S-B.

2.   Using the updated financial statements and considering the guidance set forth in Item 310(c)(3)(iv) of Regulation S-B, please consider whether you are required to

file in your registration statement financial statements of the businesses acquired pursuant to Item 310(c) and related pro forma financial information pursuant to Item 310(d).

3.   We note your response to our previous comment 4 and remind you to provide in your amendment updated disclosure regarding Donald Alarie.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Laura Nicholson at (202) 551-3584, or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Duru
       L. Nicholson
       B. Skinner

       <u>via facsimile</u>
       Alon Kapen, Esq.
       (516) 336-2216